Exhibit 99.2

BEAMR IMAGING LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

BEAMR IMAGING LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share amounts)

	As of June 30,	As of December 31,
	2025	2024
	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	$6,293	$16,483
Short-term bank deposits	7,600	-
Trade receivables	223	506
Other current assets	423	195
Total current assets	14,539	17,184

Non-current assets:
Property and equipment, net	43	43
Intangible assets, net	379	489
Goodwill	4,379	4,379
Total non-current assets	4,801	4,911

Total assets	$19,340	$22,095

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of loans, net	$151	$250
Account payables	14	10
Deferred revenues	16	30
Other current liabilities	869	677
Total current liabilities	1,050	967

Non-current liabilities:
Derivative warrant liability	50	50
Total non-current liabilities	50	50

Commitments and contingent liabilities

Shareholders’ equity:
Ordinary Shares of NIS 0.05 par value each:
Authorized: 222,000,000 shares at June 30, 2025 and December 31, 2024; Issued and outstanding: 15,529,854 and 15,518,794 shares at June 30, 2025 and December 31, 2024, respectively	213	213
Additional paid-in capital	56,236	55,889
Accumulated deficit	(38,209)	(35,024)
Total shareholders’ equity	18,240	21,078

Total liabilities and shareholders’ equity	$19,340	$22,095

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share amounts)

	Six-month period ended June 30,
	2025	2024
	Unaudited

Revenues	$1,068	$1,001
Cost of revenues	(151)	(85)
Gross profit	917	916

Research and development expenses	(2,043)	(1,002)
Sales and marketing expenses	(1,061)	(310)
General and administrative expenses	(1,231)	(1,152)

Operating loss	(3,418)	(1,548)

Financing income (expenses), net	244	(396)

Loss before taxes on income	(3,174)	(1,944)

Taxes on income	(11)	(21)

Net loss and comprehensive loss for the period	$(3,185)	$(1,965)

Basic net loss per share	$(0.21)	$(0.13)
Weighted average number of Ordinary Shares outstanding used in computing basic net loss per share	15,520,204	14,815,174
Diluted net loss per share	$(0.21)	$(0.13)
Weighted average number of Ordinary Shares outstanding used in computing diluted net loss per share	15,520,204	14,815,174

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	Equity

Balance as of December 31, 2023	13,051,343	$179	$41,752	$(31,671)	$10,260

Issuance of Ordinary Shares upon completion of an initial public offering (including exercise of over-allotment option), net of offering expenses	1,971,300	27	12,259	-	12,286
Issuance of Ordinary Shares upon cashless exercise of Warrants	95,120	1	(1)	-	-
Amount classified to equity upon determination of the exercise price	-	-	599	-	599
Share-based compensation	-	-	185	-	185
Exercise of options into ordinary shares to be issued	393,651	5	777	-	782
Net loss	-	-	-	(1,965)	(1,965)

Balance as of June 30, 2024 (unaudited)	15,511,414	$212	$55,571	$(33,636)	$22,147

(*)	Representing an amount lower than $1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	Deficit	Equity

Balance as of December 31, 2024	15,518,794	$213	$55,889	$(35,024)	$21,078

Share-based compensation (Note 3)	-	-	327	-	327

Exercise of options into ordinary shares	11,060	*	20	-	20

Net loss	-	-	-	(3,185)	(3,185)
Balance as of June 30, 2025 (unaudited)	15,529,854	$213	$56,236	$(38,209)	$18,240

(*)	Representing an amount lower than $1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six-month period ended June 30,
	2025	2024
	Unaudited
Cash flows from operating activities:
Net loss	$(3,185)	$(1,965)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	119	53
Share-based compensation (Note 3)	327	112
Amortization of discount on straight loan received from commercial bank	12	12
Exchange rate differences on straight loan received from commercial bank	18	(10)
Change in the fair value of derivative warrant liability	-	577
Amortization of discount and accrued interest on straight loan from controlling shareholder	-	10
Exchange rate differences on straight loan from controlling shareholder	-	(5)
Increase in trade receivables	283	463
Increase in other current assets	(228)	(237)
Decrease (increase) in accounts payable	4	(1)
Decrease in deferred revenues	(14)	(9)
Increase in other current liabilities	192	43
Net cash used in operating activities	(2,472)	(957)

Cash flows from investing activities:
Investment in short-term bank deposit	(7,600)	(3,500)
Purchase of property and equipment	(9)	(18)
Capitalization of internal-use software	-	(295)
Net cash used in investing activities	(7,609)	(3,813)

Cash flows from financing activities:
Repayment of principal relating to straight loan received from commercial bank	(129)	(101)
Net proceeds received upon completion of public offering transaction	-	12,286
Repayment of principal relating to straight loan received from controlling shareholder	-	(154)
Proceeds received from exercise of options into shares (Note 3)	20	782
Net cash provided by (used in) financing activities	(109)	12,813

Change in cash, cash equivalents	(10,190)	8,043
Cash, cash equivalents at beginning of period	16,483	6,116
Cash, cash equivalents at end of period	$6,293	$14,159

Non-cash financing activities:
Amount classified to equity upon determination of the exercise price	$-	$599
Share-based compensation capitalized in internal-use software	$-	$73

Supplemental disclosure of cash flow information:
Interest paid	$17	$38
Interest received	$206	$168
Taxes paid	$26	$30

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 - GENERAL

A.	Operations

Beamr Imaging Ltd. (the “Company” or “Beamr”) was incorporated in October 2009 under the laws of the State of Israel and it engages mainly in the development of technology for encoding, compressing and optimizing images and videos. In February 2024, the Company launched its next generation product, Beamr Cloud, a cloud-based Software-as-a-Service (“SaaS”) solution accelerated by NVIDIA GPUs. Beamr Cloud Video SaaS, initially operating over and integrated with AWS, aims to simplify video processing and make it accessible and affordable. In June 2024, the Company made its SaaS solution available on Oracle Cloud Infrastructure. In June 2025, the Company launched a GPU-Accelerated Video Compression Solution for Autonomous Vehicles.

The Company’s ordinary shares (“Ordinary Shares”) began trading on the Nasdaq Capital Market (the “Nasdaq”) under the ticker symbol “BMR” on February 28, 2023, in connection with its initial public offering transaction.

B.	Foreign operations

1.	Beamr Inc.

In 2012, the Company incorporated a wholly-owned U.S. subsidiary, Beamr Inc. (“Beamr Inc.”), for the purpose of reselling the Company’s software and products in the U.S. market.

2.	Beamr Imaging RU LLC

In 2016, the Company incorporated a wholly-owned limited Russian partnership, Beamr Imaging RU LLC (“Beamr Imaging RU”), for the purpose of conducting research and development services to the Company.

The Company and its subsidiaries, Beamr Inc. and Beamr Imaging RU, are collectively referred to as the “Group”.

C.	Liquidity and capital resources

The Company has devoted substantially all of its efforts to research and development, the commercialization of its software and products and raising capital for such purposes. The development and further commercialization of the Company’s software and products are expected to require substantial further expenditures. To date, the Company has not yet generated sufficient revenues from operations to support its activities, and therefore it is dependent upon external sources for financing its operations. During the period of six months ended June 30, 2025, the Company had net losses of $3,185. As of June 30, 2025, the Company had an accumulated deficit of $38,209. In addition, as of June 30, 2025, the Company has positive working capital of $13,489.

The Company plans to finance its operations through the sales of its equity securities and to the extent available, revenues from sales of its software, products and related services.

In addition, the Company is collaborating with a strategic partner in development of the Company’s next generation solutions of video optimization technology and which is expected to allow the Company to potentially access new customers and new markets.

Management has considered the significance of such conditions in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that it has sufficient cash to fund its planned operations for at least the next 12 months.

D.	The impact of the Russian Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine. The Company has an operation in Russia through its wholly-owned subsidiary, Beamr Imaging RU. The Company undertakes some of its software development and design, quality assurance and support in Russia using personnel located there. While some of the Company’s developers are located in Russia, its research and development leadership are all located in Israel. The Company has no manufacturing operations or sells any products in Russia. The Company constantly evaluates its activities in Russia and currently believes there was no significant impact on its activities. As of June 30, 2025, three employees have relocated from Russia to other locations of the Company.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 1 - GENERAL (Cont.)

E.	The impact of Iron Sword War (Israel-Hamas war)

In October 2023, Israel was attacked by a terrorist organization and entered a state of war on several fronts. In June 2025, following continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike targeting military and nuclear infrastructure inside Iran, aiming to disrupt Iran’s ability to coordinate or escalate hostilities and degrade its nuclear capabilities. Iran responded with multiple waves of drones and ballistic missiles targeting Israeli cities. While most were intercepted, some caused civilian casualties and infrastructure damage. The Israeli military conducted further operations against Iranian assets. As a result, state of emergency was declared in Israel, resulting in consequences and restrictions on the Israeli economy, which included, among other things, partial or complete closure of businesses, a “closed skies” policy and other limitations. After 12 days of hostilities, a ceasefire between Israel and Iran was reached in June 2025. However, the situation remains volatile, and the risk of broader regional escalation involving additional actors persists. As of the date of these interim financial statements, conflict continues in parts of the region and management regularly monitors developments and acts in accordance with the guidelines of the various authorities. As of the approval date of these interim financial statements, management believes there is no significant impact on its activities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements and related notes should be read in conjunction with the Company’s consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on March 4, 2025. The unaudited condensed interim consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. As permitted under those rules, certain information and footnote disclosures normally required or included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the period of six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any other interim period or for any future period.

B.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these interim financial statements, the most significant estimates and assumptions include (i) revenues recognition; and (ii) recoverability of the Company’s goodwill.

C.	Principles of Consolidation

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances have been eliminated upon consolidation.

D.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short-term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Short-term bank deposit

Short-term bank deposit in banking institution for a period in excess of three months, but less than one year following the date of deposit. The deposit is presented in accordance with the deposit terms.

F.	Basic and diluted net loss per ordinary share

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of Ordinary Shares outstanding during the period. Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method with respect to stock options and certain stock warrants and using the if-converted method with respect to certain stock warrants accounted for as derivative financial liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.

During the periods of six months ended June 30, 2025 and 2024, the total weighted average number of potential Ordinary Shares related share options and share warrants that were excluded from the calculation of the diluted loss per share was 1,604,792 and 1,152,190, respectively.

NOTE 3 - SHARE OPTIONS

On January 11, 2015, the Company’s Board of Directors approved and adopted the 2015 Share Incentive Plan (the “Plan”), pursuant to which the Company’s Board of Directors may award share options to purchase the Company’s Ordinary Shares as well as restricted shares, RSUs and other share-based awards to designated participants. Subject to the terms and conditions of the Plan, the Company’s Board of Directors has full authority in its discretion, from time to time and at any time, to determine (i) the designated participants; (ii) the terms and provisions of the respective award agreements, including, but not limited to, the number of options to be granted to each optionee, the number of shares to be covered by each option, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the fair market value of the shares covered by each award; (iv) make an election as to the type of approved 102 Option under Israeli tax law; (v) designate the type of award; (vi) take any measures, and take actions, as deemed necessary or advisable for the administration and implementation of the Plan; (vii) interpret the provisions of the Plan and to amend from time to time the terms of the Plan.

On May 22, 2024, the Company’s Board of Directors approved to increase the number of Ordinary Shares, reserved out of the Company’s registered share capital, to be issued under the Plan by additional 1,000,000 Ordinary Shares.

The Plan permits the grant of up to 3,069,280 Ordinary Shares subject to adjustments set in the Plan. As of June 30, 2025, considering the effect of previously exercised share options, there were 904,206 Ordinary Shares available for future issuance under the Plan.

The following table presents the Company’s share option activity for employees and members of the Board of Directors of the Company under the Plan for the periods of three months ended June 30, 2025 and 2024:

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2024	1,345,036	2.95	7.17	2,677
Granted	161,000	2.87	-	-
Exercised	(11,060)	1.77	-	-
Cancelled	(53,200)	3.25	-	-
Outstanding as of June 30, 2025 (unaudited)	1,441,776	2.94	7.14	1,125
Exercisable as of June 30, 2025 (unaudited)	689,274	2.20	4.98	860

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 3 - SHARE OPTIONS (Cont.)

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2023	1,295,367	2.09	6.04	84
Granted	48,600	4.32	-	-
Exercised	(393,651)	1.99	-	-
Cancelled	(7,500)	3.20	-	-
Outstanding as of June 30, 2024 (unaudited)	942,816	2.24	6.71	2,811
Exercisable as of June 30, 2024 (unaudited)	563,204	2.15	5.42	1,730

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the estimated fair value of the Company’s Ordinary Shares on the last day of the applicable interim reporting periods and the exercise price, multiplied by the number of in-the-money share options) that would have been received by the share option holders had all option holders exercised their share options on June 30 of each of the applicable reporting periods. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Share.

The outstanding share options as of June 30, 2025 have been separated into ranges of exercise prices, as follows:

Exercise price	Share options outstanding as of June 30, 2025	Weighted average remaining contractual term	Share options exercisable as of June 30, 2025	Weighted average remaining contractual term
	Unaudited
		(years)		(years)

-	17,680	1.70	17,680	1.70
1.14	82,580	1.54	82,580	1.54
1.48	50,000	8.21	21,875	8.21
1.74	12,800	7.80	6,400	7.80
1.83	556,714	6.07	443,476	5.74
2.30	10,400	9.82	-	-
2.40	10,000	9.82	-	-
2.43	8,800	9.75	-	-
2.79	6,400	8.09	2,800	8.09
2.97	92,000	9.47	3,950	9.40
2.98	99,400	9.99	-	-
3.20	5,002	6.15	4,689	6.15
3.59	28,800	9.24	-	-
4.00	76,000	7.68	57,024	7.68
4.96	315,200	9.07	1,300	9.07
5.02	30,000	8.99	7,500	8.99
5.12	40,000	0.55	40,000	0.55
	1,441,776		689,274

The weighted average grant date fair value of share options granted during the periods of six months ended June 30, 2025 and 2024, was $1.83 and $2.45 per share option, respectively. During the period of six months ended June 30, 2025 and 2024, 11,060 and 393,651 share options were exercised for a total amount $20 and $782 respectively.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 3 - SHARE OPTIONS (Cont.)

The following table presents the assumptions used to estimate the fair values of the share options granted in the reported periods presented:

Six-month period ended June 30,
	2025	2024

Volatility (%)	60.51%-61.52%	52.7%-73.5%
Risk-free interest rate (%)	3.9%-4.5%	4.0%-4.3%
Dividend yield (%)	-	-
Expected life (years)	6.25	6.25
Exercise price ($)	2.30-4.00	1.47-5.02
Share price ($)	2.40-4.00	1.72-4.96

As of June 30, 2025, there was $1,556 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense over the requisite service periods, which results in a weighted average period of approximately 1.49 years over which the unrecognized compensation expense is expected to be recognized.

The total compensation cost related to all of the Company’s equity-based awards recognized in profit and loss during the periods of six months ended June 30, 2025 and 2024 was comprised as follows:

	Six-month period ended June 30,
	2025	2024
	Unaudited

Research and development	$137	$126
Sales and marketing	13	11
General and administrative	177	48
	$327	$185

NOTE 4 - FINANCING EXPENSES (INCOME), NET

	Six-month period ended June 30,
	2025	2024
	Unaudited

Change in fair value of derivative warrant liability	-	577
Amortization of discount and accrued interest relating to straight loan received from commercial bank	30	52
Amortization of discount relating to loan received from controlling shareholder	-	10
Interest Income on bank deposits	(296)	(228)
Exchange rate differences and other finance expenses	22	(15)
	$(244)	$396